MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis the financial position and operating results of the Company should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2006 and related notes thereto.  All monetary amounts are in United States dollars unless otherwise noted.  The effective date of this MD&A is May 15, 2006.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.  Overview

Northern Orion Resources Inc., a Canadian-based publicly traded mining company, is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.   The Company’s primary mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina.  A full feasibility study for the development of the Agua Rica project is well under way and is expected to be completed in mid 2006.

2.  First Quarter 2006 Highlights

Northern Orion recorded net earnings of $21,469,000 ($0.14 per share) for the first quarter of 2006 (“Q1 2006”) compared with net earnings of $8,938,000 ($0.07 per share) for the first quarter of 2005 (“Q1 2005”).  Highlights for the quarter included:

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.2) from Alumbrera was $32,655,000 ($0.22 per share) in Q1 2006, compared to $13,825,000 ($0.11 per share) in Q1 2005.

•

Equity in earnings from Alumbrera was $21,409,000 ($0.14 per share) in Q1 2006, compared to $8,256,000 ($0.06 per share) for Q1 2005.

•

Average realized copper price was $3.25 per pound and average realized gold price was $577 per ounce in Q1 2006.  The Company’s share of Alumbrera sales during the quarter was 11,160,000 pounds of copper and 17,170 ounces of gold.  For the comparative period in 2005, the average realized prices for copper and gold were $1.62 per pound and $417 per ounce respectively, and the Company’s share of Alumbrera sales was 10,000,000 pounds of copper and 16,741 ounces of gold.

•

During the quarter, the Company continued to make significant progress on a detailed update to the feasibility study for the development of its Agua Rica project.  The study is expected to be completed by mid 2006, and discussions for the financing of the project are also well under way.

•

At March 31, 2006, the Company had a cash position (including temporary investments) of $163,447,000.

3.  Results of Operations for the three months ended March 31, 2006

The following table sets forth selected consolidated financial information for the three months ended March 31, 2006 and 2005 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations
	First quarter
	2006	2005

Equity earnings of Minera Alumbrera Ltd.	$ 21,409	$ 8,256
Expenses
Financing costs	--	(284)
Foreign exchange gain (loss)	(10)	1,695
Office and administration	(656)	(507)
Professional and consulting	(506)	(455)
Property maintenance and exploration	(43)	(46)
Interest and other income	1,275	495
Interest expense	--	(216)
Net earnings for the period	$ 21,469	$ 8,938

Earnings per share - basic	$ 0.14	$ 0.07
Earnings per share - diluted	$ 0.12	$ 0.06

Weighted average shares outstanding ('000s)
Basic	149,376	129,244
Diluted	176,536	151,669

The following table sets forth selected results of operations for the last eight quarters ended March 31, 2006 (in thousands of U.S. dollars, except per share amounts):

Table 2

3.1  Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three months ended March 31, 2006 and 2005:

Table 3

Company's 12.5% proportional share of Alumbrera operations

	First quarter
	2006	2005
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	32,655	13,825
Equity in earnings	21,409	8,256

EBITDA, per share (1)	0.22	0.11
Equity in earnings, per share	0.14	0.06

Sales - Copper (pounds)	11,160,000	10,000,000
Gold (ounces)	17,170	16,741

Average realized price
Copper ($ per pound)	3.25	1.62
Gold ($ per ounce)	577	417

Copper cash costs per pound,	(0.05)	(0.04)
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	789,000	1,078,000

Ore milled (tonnes)	1,103,000	1,143,000

Grades - Copper (%)	0.63	0.49
Gold (grams/tonne)	0.76	0.56

Recoveries - Copper (%)	89	89
Gold (%)	77	77

Production - Copper (pounds)	13,586,000	10,924,000
Gold (ounces)	20,756	16,233

(1) These are non-GAAP measures as described in Section 3.3.

During the three months ended March 31, 2006, the Company recorded equity in earnings of $21,409,000, a record for any quarter since the acquisition of its 12.5% interest in the Alumbrera Mine in June 2003.  This represented an increase of 159% over the same period in 2005.

The average realized copper and gold prices for the period were 100% and 38% higher, respectively, than for the same period in 2005.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a sharply rising copper price environment which the markets experienced in Q1 2006, these adjustments on certain sales recognized during late 2005 resulted in a realized price of $3.25 per pound of copper for Q1 2006, substantially higher than the average spot price of $2.27 per pound.

The average grades of copper and gold mined for the period were 29% and 36% higher, respectively, than for the same period in 2005.  Copper and gold recoveries have remained relatively unchanged in the past 12 months.  Although there was a 3% drop in the tonnes of ore mined in Q1 2006 compared to Q1 2005, the increase in the copper and gold grades was the primary reason for the increase of production.  Production of copper and gold in Q1 2006 was 24% and 28% higher than in Q1 2005.

The higher gold production and prices has a positive effect on cash costs per pound of copper net of gold credits, which improved from negative $0.04 cents per pound in Q1 2005 to negative $0.05 per pound in Q1 2006, as discussed under Section 3.3.

3.2  Recent Developments at Alumbrera

Alumbrera is currently working on the expansion of the concentrator at the mine which when completed, is projected to increase mill throughput by 8% to 40 million tonnes per annum and which should result in an increase in production levels.  The expansion is scheduled for commissioning in December 2006 will cost approximately $15.5 million (Northern Orion share - US$1.9 million).

Mineral Reserves and Resources as at December 31, 2005 are as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*

Proved	360 Mt @0.46%Cu & 0.51 gpt Au
Probable	23 Mt @0.42%Cu & 0.43 gpt Au
Total	380 Mt @0.46%Cu & 0.51 gpt Au

Mineral Resources* (additional to Reserves)

Measured	19 Mt @0.37%Cu & 0.36 gpt Au
Indicated	4 Mt @0.40%Cu & 0.40 gpt Au
Total	23 Mt @0.38%Cu & 0.37 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

3.3  Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash costs net of gold credits decreased to negative $0.05 per pound of copper in Q1 2006 from negative $0.04 per pound in Q1 2005.  Despite this decrease, costs of production have increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 4

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)
	First quarter
	2006	2005
EBITDA Calculation
Revenues from mining activities	$ 42,008	$ 20,410
Cash cost of sales	(9,353)	(6,585)
EBITDA	$ 32,655	$ 13,825
Interest, taxes,
depreciation and amortization	(11,246)	(5,569)
Equity earnings of Alumbrera	$ 21,409	$ 8,256

Cash cost calculation
Gold sales in ounces	17,170	16,741
Average realized price per ounce	$ 577	$ 417
Total gold revenues	$ 9,907	$ 6,981
Cash cost of sales	9,353	6,585
Net costs after gold credits	(554)	(396)
Copper sales in pounds	11,160,000	10,000,300
Cash cost per pound of copper	$ (0.05)	$ (0.04)

3.4  Agua Rica

In late 2004, the Company commissioned Hatch Ltd. to prepare a detailed update to the feasibility study to support financing.  This study, which is expected to be completed in mid 2006, will focus on the development of a mine and processing facility at Agua Rica, with production planned to commence approximately three years after the Company obtains all necessary permits.  Part of this study also included a re-estimation of the Agua Rica resources using the full 176-hole database previously developed by BHP.  The results of the re-estimation, completed in March 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded resource.

The Company has completed additional field work to support the update to the feasibility study.  The work included drilling in the mine area for pit slope stability and hydrogeological data, metallurgical test work, water supply drilling, updating the block model and resource estimate, and performing additional baseline work to support the environmental impact assessment.  The initial open pit outline has been determined and work continues on the mine design for the purposes of developing costs and declaring a reserve.   The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

In the first quarter of 2006, the Company spent $6,318,000 on advancing the update to the feasibility study.

3.5  Corporate

Corporate expenses in Q1 2006 were generally in line with Q1 2005.  Some of the more significant differences are highlighted below:

A foreign exchange gain was incurred in Q1 2005 as a result of the Company holding Canadian dollars in a falling U.S. dollar environment.  The Company raised Cdn.$125,012,500 (U.S.$101,637,000) from its short form prospectus offering of the Company’s shares in February 2005.  The Company reduced its exposure to foreign exchange gains and losses during the third quarter of 2005 when it converted Cdn.$74 million in cash to U.S. dollars.

Office and administration costs increased from $507,000 in Q1 2005 to $656,000 in Q1 2006 primarily due to increased personnel and associated costs at head office and the introduction of a defined contribution pension program in late 2005.  In Q1 2006, the Company made total cash payments of $111,000 to the program, which provides pension and life insurance benefits to members of senior management.  None of this amount related to past service costs.

Interest income increased from $495,000 in Q1 2005 to $1,275,000 in Q1 2006 due to the Company’s increased cash balances from the short form prospectus offering in early 2005 and from cash distributions from Alumbrera, and due to rising interest rates over the past 12 months.  At March 31, 2006, $394,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

Financing costs of $284,000 and interest expense of $216,000 were incurred in Q1 2005 in connection with an outstanding term loan facility which the Company repaid in full by the end of 2005.  No such costs were incurred in Q1 2006.

4.  Liquidity and Capital Resources

At March 31, 2006, the Company had working capital of $161,552,000 (December 31, 2005 - $133,605,000) and cash and cash equivalents and temporary investments of $163,447,000 (December 31, 2005 - $135,911,000).  The increase in the cash balances in 2006 was mostly due to cash distributions of $35,318,000 received from the Company’s 12.5%-owned Alumbrera mine.

At March 31 2006, the Company also had restricted cash of $1,950,000 ($660,000 – December 31, 2005) held in a non-interest bearing bank account in Argentina.  Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

The Company has no long-term debt at March 31, 2006.

4.1  Share capital

In the first quarter of 2006, 150,000 stock options were exercised at weighted average prices of Cdn.$2.49 giving gross proceeds of Cdn.$374,000 (U.S.$323,000), and 2,385,000 stock options were exercised as share appreciation rights.

Subsequent to March 31, 2006, 160,000 stock options were exercised at prices ranging from Cdn.$1.30 to Cdn.$1.35 per share for proceeds of Cdn.$214,000 (U.S.$188,000), and 2,500 warrants were exercised at a price of Cdn.$2.00 per share for proceeds of Cdn.$5,000 (U.S.$4,000).  An additional 1,092,000 stock options were exercised for share appreciation rights.

At May 15, 2006, the Company had 151,135,991 common shares outstanding and 8,000,500 stock options outstanding.  These options are exercisable at prices ranging from Cdn.$1.35 to Cdn.$3.25 per share and expire mostly between 2010 and 2012.

At May 15, 2006, the Company had the following share purchase warrants outstanding:

Table 5

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,463,915 (1)	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 (2)	6.00	February 17, 2010
57,591,415

(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT

(2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

4.2  Outlook

The Company anticipates copper and gold prices to remain strong in 2006.  For the remainder of 2006, the mine plan at Alumbrera calls for the mining of zones that are of similar copper grades as that achieved in 2005 (2006 – 0.56%; 2005 – 0.57%), and slightly higher gold grades as compared to 2005 (2006 – 0.69 g/t; 2005 – 0.63 g/t).  Recovery rates in 2006 are expected to be similar to 2005.  The following graphs show the estimated grades and recoveries for copper and gold for each of the quarters in 2006:

The information above is subject to change and is subject to the risk factors described under Section 6.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the Company’s current cash balances, will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company may be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

4.3  Contractual Obligations

The following table summarizes the Company’s major contractual obligations as at March 31, 2006:

(in thousands of U.S. dollars)		Less than		More than
	Total	1 year	1-5 years	5 years
Asset retirement obligations	$ 447	$ -	$ -	$ 447
Royalty and net proceeds interest	12,798	-	-	12,798
	$13,245	$ -	$ -	$ 13,245

In January 2005, the Company entered into a financial advisory services agreement with Endeavour Financial International Corporation (“Endeavour”) pursuant to which Endeavour will act as the Company’s financial advisor and assist in obtaining financings, other than the raising of equity capital, for the development of the Company’s Agua Rica Project.  Endeavour is paid a monthly retainer of $15,000 as well as fees based on certain milestones and a success fee based on transaction value.   This agreement can be terminated thereafter on 30 days notice.

5.  Related Party Transactions

There were no material related party transactions during the quarter ended March 31, 2006.

6.  Risk Factors

The Company’s activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.   These risks include risks associated with the mining industry, the financial markets, metals prices and foreign operations all of which are fully described in the Company’s MD&A for the year ended December 31, 2005.

7.  Critical Accounting Policies and Estimates

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

8.  Disclosure Controls and Procedures

In connection with new regulatory requirements concerning continuous disclosure and corporate governance, the Company established a formal Company wide disclosure controls and procedures policy (the “Disclosure Policy”) during the year ended December 31, 2005.  The Disclosure Policy was completed after an evaluation of the effectiveness of the Company’s existing disclosure controls and procedures and an extensive research of related legal and regulatory issues.  The Disclosure Policy, which was approved by the Company’s board of directors and implemented in August 2005, included the setting up of a disclosure committee to, among other things, monitor on an ongoing basis the Company’s compliance with the Disclosure Policy.  The committee consists of the Company’s President and Chief Executive Officer, and the Chief Financial Officer, with assistance from the Company’s Corporate Manager.

Management is satisfied that i) its disclosure controls are effective and that material information relating to the Company’s business and operations, including its subsidiaries, during the three months ended March 31, 2006 has been disclosed in accordance with regulatory requirements and good business practices, ii) that the Company’s policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and iii) that the Company’s disclosure controls and procedures will enable the Company to meet its ongoing disclosure requirements.

This Management’s Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company.  Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

May 15, 2006

“David Cohen”

David Cohen

President and Chief Executive Officer